

October 28, 2014

Via E-mail
Germán Quiroga
Co-Chief Executive Officer
Emmanuel Grenier
Co-Chief Executive Officer
Cnova N.V.
Professor Dr Dorgelolaan 30D
5613 AM Eindhoven
The Netherlands

> **Re:** **Cnova N.V.**
> **Pre-Effective Amendment No. 4 to Registration Statement on Form F-1**
> **Filed October 21, 2014**
> **File No. 333-196521**

Dear Messrs. Quiroga and Grenier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 49

1. We note that retained earnings and profit for the period attributable to equity holders of Cnova does not agree to the unaudited interim condensed consolidated statement of changes in consolidated equity for the nine months ended September 30, 2014. Please revise or show us how to reconcile retained earnings and profit for the period to the amount disclosed in the unaudited interim condensed consolidated statement of changes in consolidated equity.

2. We note that total capitalization includes cash and cash equivalents. Please revise so that total capitalization excludes cash and cash equivalents.

Selected Financial Information, page 56

3. Net cash flow from operating activities for the nine months ended September 30, 2013 differs from the amount of net cash used in operating activities reflected in the unaudited interim condensed consolidated statement of cash flows. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Liquidity and Capital Resources, page 85

Cash Flows and Working Capital, page 85

4. Amounts disclosed in table of the major components of net cash flows and in footnote (1) to the table for the nine months ended September 30, 2014 differ from the amounts disclosed in the unaudited interim condensed consolidated statement of cash flows. Please revise or advise.

5. We reviewed the revisions made in response to comment 3 in our letter dated October 20, 2014. Please show us how to compute pro forma negative working capital days of pro forma net sales for the years ended December 31, 2011, 2012 and 2013. To the extent the amounts used in your computations are not presented in historical or pro forma financial information elsewhere in the filing, please tell us your consideration of disclosing such amounts.

Cash From (Used in) Operating Activities, page 86

6. The amounts of cash used in operating activities, change in working capital, change in trade payables and change in trade receivables for the nine months ended September 30, 2014 differ from the amounts disclosed in the unaudited interim condensed consolidated statement of cash flows. Please revise or advise.

Cash From (Used in) Financing Activities, page 86

7. The amounts of cash used in financing activities, debentures repaid, net interest paid and additions to financial debt for the nine months ended September 30, 2014 differ from the amounts disclosed in the unaudited interim condensed consolidated statement of cash flows. Please revise or advise.

Financial Statements, page F-1

Unaudited Interim Condensed Consolidated Financial Statements, page F-66

Unaudited interim condensed consolidated statement of cash flows for the nine months ended September 30, 2013 and 2014, page F-69

8. Reference is made to your presentation of bank overdrafts at the bottom of this statement. Please tell us why your presentation complies with IAS 7. Please also tell us your consideration of presenting the net change in bank overdrafts as cash used in financing activities.

9. We note that current and deferred tax profit for the nine months ended September 30, 2014 differs from the amount of actual income tax credit disclosed in Note 11. Please revise or advise.

Unaudited interim condensed consolidated statement of changes in consolidated equity for the nine months ended September 30, 2013 and 2014, page F-70

10. Please tell us your consideration of presenting the initial public offering expenses as a reduction of additional-paid-in-capital rather than increasing the retained deficit.

11. We note that other comprehensive income related to foreign currency translation and total other comprehensive income for the nine months ended September 30, 2014 differ from amounts disclosed in the unaudited interim condensed consolidated statement of comprehensive income. Please revise or advise.

Note 8 – Litigation, page F-79

12. With a view towards disclosure, please tell us the nature of the litigation provision recognized during the nine months ended September 30, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director

cc: Josh Kiernan, Esq.
       Andrew Weisberg, Esq.
       White & Case LLP